ARGOS THERAPEUTICS, INC.

4233 Technology Drive

Durham, North Carolina 27704

March 6, 2012

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Rose Zukin, Esq.

Re:	Argos Therapeutics, Inc.
Rule 477 Application for Withdrawal
Registration Statement on Form S-1
File No. 333-175880

Ladies and Gentlemen:

Pursuant to Rules 477(a) and (b) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Argos Therapeutics, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-175880) (the “Registration Statement”).

The Company requests withdrawal of the Registration Statement because it does not intend to conduct the offering of shares of Common Stock contemplated in the Registration Statement at this time due to market conditions. The Company confirms that no securities of the Company have been sold under the Registration Statement.

The Company hereby withdraws its application for confidential treatment filed with the Commission on July 29, 2011. The Company’s confidential treatment application requested confidential treatment for certain agreements filed as exhibits to Registration Statement. In connection with the withdrawal of the Company’s confidential treatment application, the Company grants the Commission the right to destroy the unredacted agreements.

Pursuant to Rule 477(c), the Company advises the Commission that the Company may undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

If you have any questions or comments or require further information or documentation, please do not hesitate to call the undersigned at (919) 287-6300 or Stuart M. Falber of Wilmer Cutler Pickering Hale and Dorr LLP, the Company’s outside counsel, at (617) 526-6663.

Sincerely,

Argos Therapeutics, Inc.

By:	/s/ Jeffrey D. Abbey
Name:	Jeffrey D. Abbey
Title:	Chief Executive Officer